SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE TO
(Rule 13e-4)
TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
Aetos Distressed Investment Strategies Fund, LLC
(Name of Issuer)
Aetos Distressed Investment Strategies Fund, LLC
(Name of Person(s) Filing Statement)
Limited Liability Company Interests
(Title of Class of Securities)
N/A
(CUSIP Number of class of securities)

Harold Schaaff	With a copy to:
c/o Aetos Alternatives Management, LP 875 Third Avenue New York, New York 10022 (212) 201‑2500	Leonard B. Mackey, Jr., Esq. Clifford Chance US LLP 31 West 52nd Street New York, New York 10019 (212) 878-8000
(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Person(s) Filing Statement
August 31, 2023
(Date Tender Offer First Published, Sent or Given to Security Holders)
Calculation of Filing Fee
Transaction Valuation $15,000,000(a)	Amount of Filing Fee $1,653.00 (b)

(a)Calculated as the aggregate maximum purchase price for limited liability company interests.
(b) Calculated at $110.20 per million of the Transaction Valuation.
☒
Check the box if any part of the fee is offset as provided by Rule 0‑11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

Amount Previously Paid:	$1,653.00	Filing Parties: Aetos Distressed Investment Strategies Fund, LLC
Form or Registration No.:	Schedule TO	Date Filed: August 31, 2023
☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d‑1.
☒	issuer tender offer subject to Rule 13e‑4.
☐	going-private transaction subject to Rule 13e‑3.
☐	amendment to Schedule 13D under Rule 13d‑2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

Introductory Statement

This final amendment to the Issuer Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on August 31, 2023 by Aetos Distressed Investment Strategies Fund, LLC (the “Fund”) relating to an offer to purchase up to $15,000,000 of limited liability company interests of the Fund (“Interests”) or portions thereof from members of the Fund (the “Members”) at their net asset value (that is, the value of the Fund’s assets minus its liabilities, multiplied by the proportionate interest in the Fund which a Member desires to redeem), on the terms and subject to the conditions set out in the Offer to Purchase and the related Letter of Transmittal.  Copies of the Offer to Purchase and the Letter of Transmittal were previously filed as Exhibits B and C to the Statement on August 31, 2023.

This is the final amendment to the Statement and is being filed to report the results of the Offer.  The following information is furnished pursuant to Rule 13e-4(c)(4) of the Securities Exchange Act of 1934, as amended:

1. Members that desired to tender an Interest, or a portion of an Interest, were required to submit their tenders by 12:00 midnight, New York time, on September 29, 2023.  Members were allowed to withdraw any tenders of their Interests or portions thereof until the Offer expired at 12:00 midnight, New York time, on September 29, 2023, and, if Interests had not then been accepted by the Fund, at any time after September 29, 2023.

2. Certain members validly tendered all or a portion of their Interests, designated by the members as $7,246,287.56 in the aggregate, prior to September 29, 2023 and did not withdraw such tenders prior to September 29, 2023.  Those tenders were accepted for purchase by the Fund in accordance with the terms of the offer.

3. The net asset value of the Interests or portion thereof tendered pursuant to the offer was calculated as of September 29, 2023.

4. The payment of the purchase price of the Interests or portions thereof tendered was made on October 27, 2023 to the Members whose tenders were accepted for purchase by the Fund in accordance with the terms of the Offer.

SIGNATURE

After due inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

AETOS Distressed Investment Strategies Fund, LLC

/s/ Michael Klein
President

November 7, 2023